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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2000



                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                   --------------                     --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                X
                   --------------                     --------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.


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                               GENTIA SOFTWARE PLC
                                    FORM 6-K

For Immediate Release

    On May 17, 2000, Kenneth Volet was appointed as a director to the Board of Gentia Software plc. Mr. Volet has over 20 years experience in the software industry. Mr. Volet was co-founder of ebi Solutions, a software applications development company in December 1998. Prior to joining ebi, Mr. Volet was Senior Vice President, Worldwide Sales & Marketing for Seagate Software, a multi-national software development and services company. Prior to joining Seagate Software, Mr. Volet was President and CEO of Holistic Systems, Inc., a software development company with significant presence in the business intelligence marketplace. In 1996 Holistic Systems was acquired by Seagate Software.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 GENTIA SOFTWARE plc

                                          By: /s/ Nicholas P.S Bray

                                                 Nicholas P.S Bray
                                                 Chief Financial Officer

Date: June 29,2000